UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Publication of the offer document approved by the German Federal Financial Supervisory Authority (BaFin) for the public acquisition of the shares of Telefónica Deutschland	2

The information contained herein is not for publication or distribution, in whole or in part, into, within or from any country where such publication or distribution would be in violation of the relevant legal provisions of such country.
TELEFÓNICA, S.A. (hereinafter, Telefónica), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION
Further to the communication made on 7 November 2023 regarding the voluntary public acquisition offer in the form of a partial offer (the “Offer”) launched by Telefónica, through Telefónica Local Services GmbH, for shares of Telefónica Deutschland Holding AG (“Telefónica Deutschland”), we hereby inform you that the relevant offer document has been published today following its review and approval by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).
Consequently, the acceptance period for the Offer commences today and expires on 17 January 2024 (inclusive), unless extended.
The relevant offer document, which includes the terms and conditions of the Offer as well as other information, is available at https://www.td-offer.com. Also, copies of the offer document are available through the Offer’s settlement agent, i.e. BNP Paribas S.A. (Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt, Federal Republic of Germany) (fax +49 (0)69 – 1520 5277 or email frank-furt.gct.operations@bnpparibas.com).

In Madrid, on 5 December 2023
Important notice:
This announcement is for information purposes and neither represents an offer to purchase or sell nor a solicitation of an offer to purchase, sell or tender shares of Telefónica Deutschland. The complete terms and conditions of the Offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority.
Investors and shareholders of Telefónica Deutschland are strongly advised to read the offer document as it contains important information. Where appropriate, it is furthermore recommended that investors and shareholders seek independent advice in order to receive individual assessment regarding the Offer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 5, 2023	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors